SECURITI 15027695 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/14 and ending 06/30/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Orion Trading, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1650 Sand Lake Road, Suite 233
(No. and Street)

Orlando	FL	32809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Paul Beavin (407) 288-8922
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Paul Beavin**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Orion Trading, LLC, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

MILENA RODRIGUEZ
Notary Public - State of Florida
My Comm. Expires Nov 26, 2017
Commission # FF 73563

Signature

CCO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Orion Trading, LLC

Financial Statement
For the Year Ended June 30, 2015

Table of Contents

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Orion Trading, LLC

We have audited the accompanying statement of financial condition of Orion Trading, LLC (the Company) as of June 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
September 2, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

Orion Trading, LLC

Statement of Financial Condition
June 30, 2015

ASSETS

Assets:		
Commission receivable from clearing firm	$	38
Other assets		3,312
Deposit with clearing firm		70,208
Total assets	$	73,558

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	53,807
Commission payable to clearing firm		6,578
Total liabilities		60,385
Members' equity		
Members' equity		13,173
Total liabilities and members' equity	$	73,558

The accompanying notes are an integral part of this financial statement.

Orion Trading, LLC

Notes to Statement of Financial Condition
June 30, 2015

Note 1 – Organization and Summary of Significant Accounting Policies

Nature of Business
Orion Trading, LLC ("the Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in the state of California on November 2, 2000. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes. The Company's income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns for the years ended June 30, 2012, 2013, 2014 respectively are subject to possible federal examination.

Revenue Recognition
Commission revenue from customer securities transactions are recorded on a trade date basis.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-1. As of June 30, 2015, the Company had net capital of $9,861, which is $4,861 in excess of its required net capital of $5,000. The Company had a ratio of aggregated indebtedness to net capital of 6.12 based on an aggregated indebtedness of $60,385 at June 30, 2015.

Orion Trading, LLC

Notes to Statement of Financial Condition
June 30, 2015

Note 3 – Financial Instruments with off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

Under terms of the agreement with the Clearing Broker, the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $25,000 in excess of the minimum amount required and a $75,000 deposit. The Company was not in compliance with these terms as of June 30, 2015. Also, included in the agreement are minimum charges of $5,000 per month.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits may exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Operating Leases

On August 27, 2014, the Company renewed a 12 month lease for office space starting September 1, 2014 at the rate of $1,008 per month. Rent expense under this lease agreement is included in occupancy expense on the statement of operations. The lease expired August 31, 2015 and is on a month to month renewal at the same rate.

Orion Trading, LLC

Notes to Statement of Financial Condition
June 30, 2015

Note 5 – Concentration of Business

Approximately 69% of revenue for the year ended June 30, 2015 resulted from transactions executed by the majority member of the Company.

Note 6 - Contingencies

The Company is involved in regulatory examinations, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these examinations will not have a material adverse effect on the Company's financial position or results of operations.

Note 7 – Subsequent Events

The Company has evaluated subsequent events to September 2, 2015, the date through which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to June 30, 2015 requiring disclosure.